UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G


            Information Statement Pursuant to Rule 13d-1(c) and 13d-2
                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*


                       ST. MARY LAND & EXPLORATION COMPANY
                                (Name of Issuer)




                          Common Stock, $.01 par value
                         (Title of Class of Securities)




                                    792228108
                                 (CUSIP Number)


                                December 31, 1997


Check the following box if a fee is being paid with this statement:[ ](A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on thisform with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:    792228108


1.   Names of Reporting Persons and S.S. or I.R.S. Identification No.:

         John P. Congdon

2.   Check the Appropriate Box if a Member of a Group:

     [ ] (a)   Member of a group and such membership is expressly affirmed.

     [X] (b) Membership in a group is disclaimed or, although a relationship with other persons is described, no existence of a group is affirmed.

3.   SEC Use Only:

4.   Citizenship or Place of Organization:   U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   Sole Voting Power:   419,548

     6.   Shared Voting Power:   0

     7.   Sole Dispositive Power:   419,548

     8.   Shared Dispositive Power:   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:   419,548

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares: [ ]

11.  Percent of Class Represented by Amount in Row 9:   3.8 %

12.  Type of Reporting Person:   IN

ITEM 1.

     (a)  Name of Issuer: St. Mary Land & Exploration Company

     (b) Address of Issuer's Principal Executive Offices: 1776 Lincoln Street, Suite 1100, Denver, Colorado 80203


ITEM 2.

     (a)  Name of Person Filing: John P. Congdon

     (b) Address of Principal Business Office or, if none, Residence: c/o St. Mary Land & Exploration Company, 1776 Lincoln St., Suite 1100, Denver, CO 80203

     (c)  Citizenship: U.S.A.

     (d)  Title of Class of Securities: Common Stock, $.01 par value

     (e)  CUSIP No.: 792228108


ITEM 3.

     If this statement is filed pursuant to 13d-1(b), or 13d-2(b), check whether the person filing is a:

     NOT APPLICABLE

      [ ] (a)  Broker or Dealer registered under Section 15 of the Act

      [ ] (b)  Bank as defined in section 3(a)(6) of the Act

      [ ] (c)  Insurance Company as defined in section 3(a)(19) of the Act

      [ ] (d) Investment Company registered under section 8 of the Investment Company Act

      [ ] (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      [ ] (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

      [ ] (d)  Parent Holding Company.

      [ ] (e)  Group.

ITEM 4.   Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned: 419,548

     (b) Percent of Class: 3.8%

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 419,548

          (ii) shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 419,548

          (iv) shared power to dispose or to direct the disposition of: 0


ITEM 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

     NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     NOT APPLICABLE

ITEM 8.   Identification and Classification of Members of the Group.

     NOT APPLICABLE

ITEM 9.   Notice of Dissolution of Group.

     NOT APPLICABLE

ITEM 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   2/13/98                  By:   /S/ JOHN P. CONGDON
                                       -------------------------
                                       JOHN P. CONGDON

                                       John P. Congdon, Trustee--MMC 1961
                                       Trust & TEC 1966 Trust